SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

(Amendment No.1)

Under the Securities Exchange Act of 1934

Yahoo! Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

984332106
(CUSIP Number)

Third Point LLC
390 Park Avenue, 18th Floor
New York, NY 10022
(212) 224-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)
Michael A. Schwartz, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8267

September 12, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106		Page 2 of 5 Pages
1		NAME OF REPORTING PERSON Third Point LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,000,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,000,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.15%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 984332106		Page 3 of 5 Pages
1		NAME OF REPORTING PERSON Daniel S. Loeb
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,000,000 (see Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,000,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,000,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.15%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.              Security and the Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the shares of Common Stock of Yahoo! Inc. (the “Issuer”) and amends the Schedule 13D filed on September 8, 2011 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 701 First Avenue, Sunnyvale, California 94089.

This Amendment No. 1 is being filed by Third Point LLC, a Delaware limited liability company (the “Management Company”), and Daniel S. Loeb (“Mr. Loeb” and, together with the Management Company, the “Reporting Persons”).

This Amendment No. 1 is being filed to amend Item 3, Item 4, Item 5 and Item 7 of the Schedule 13D as follows:

Item 3.              Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to reflect the following:

The Funds expended an aggregate of approximately $614,848,700 of their own investment capital in open market transactions to acquire the 48,000,000 shares of Common Stock held by them and approximately $30,042,700 of their own investment capital to acquire options to purchase 17,000,000 shares of Common Stock.

Item 4.              Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding thereto the following:

On September 8, 2011, the Management Company sent to the Issuer a letter expressing the view that the Issuer is grossly undervalued and calling for the Board of Directors to recognize its misjudgments and failures (the “September 8 Letter”).  The September 8 Letter called for certain directors to voluntarily resign their Board of Directors seats and stated that the Management Company had held discussions with respected entrepreneurial executives who could be potential director candidates who would add value to a reconstituted Board of Directors.  The September 8 Letter concluded by noting that the decision to undertake turnover of the Board of Directors initially rests with the individual directors and expressed the hope that the Issuer’s directors would take the Management Company’s views seriously and that a proxy contest would not be necessary in order to effectuate a change to the Board of Directors.

Following receipt by the Issuer of the September 8 Letter, the Issuer sought to arrange a conversation between Mr. Loeb and either Roy Bostock, the Chairman of the Board of Directors, or Jerry Yang, a founder and director of the Issuer.  A telephone conversation was subsequently arranged for September 12, 2011 (the “September 12 Conversation”), between Mr. Loeb and Messrs. Bostock and Yang, in which others from the Management Company and the Issuer participated.  The Issuer confirmed, prior to the September 12 Conversation, that it would not provide any material non-public information about the Issuer to the Management Company.

At the outset of the September 12 Conversation, Messrs. Bostock and Yang discussed with Mr. Loeb recent general developments in the Issuer’s business.  After Mr. Loeb questioned Mr. Bostock’s leadership and commitment to act in the best interests of shareholders, Mr. Loeb concluded from Mr. Bostock’s failure to acknowledge any responsibility for the Issuer’s problems that Mr. Bostock was unaware of what it takes to be an effective leader and that Mr. Bostock was not likely to resign from the Board of Directors.  Mr. Loeb informed Messrs. Bostock and Yang that Mr. Bostock was part of the Issuer’s problem and that the Management Company intended to pursue whatever efforts were necessary to remove Mr. Bostock from the Board of Directors.  The September 12 Conversation ended abruptly when Mr. Bostock terminated the call.

In light of the September 12 Conversation, the Management Company has concluded that the Funds would be unable to purchase additional shares of the Common Stock until such time as the Funds complied with the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”).  The Management Company is therefore preparing HSR Act filings for the Funds and will be filing them promptly so that they may continue to purchase shares of Common Stock should the Management Company determine that such purchases would be in the interest of the Funds.

On September 14, 2011, the Management Company sent a letter to Mr. Yang in which the Management Company expressed its disappointment at Mr. Bostock’s failure in the September 12 Conversation to acknowledge his role in the decline in the Issuer’s fortunes and accept any responsibility for the Issuer’s problems.  A copy of that letter is attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 5.              Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is amended to reflect the following:

(a)           As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 65,000,000 shares of Common Stock, consisting of 48,000,000 shares of Common Stock held by the Funds (the “Shares”) and 17,000,000 shares of Common Stock acquirable upon exercise of options held by the Funds (the “Options”).  The Shares and shares of Common stock acquirable upon exercise of the Options together represent 5.15% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 1,262,612,131 shares of Common Stock outstanding as of July 29, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed by the Issuer with the Securities and Exchange Commission on August 8, 2011.

Item 5(c) of the Schedule 13D is amended to reflect the following:

(c)           On September 8, 2011, the Reporting Persons acquired 3,000,000 share of Common Stock in the open market through a broker, at a price per share of $14.0448.

On September 8, 2011, the Reporting Persons sold options to acquire (with strike prices of $14.00 per share of Common Stock) 3,000,000 share of Common Stock in the open market through a broker, at a price per option of $1.15.

Item 7.              Material to be filed as Exhibits.

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 99.3 – The Management Company’s Letter, dated September 14, 2011, to Mr. Jerry Yang, Director of the Issuer

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2011	THIRD POINT LLC

	By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

Dated: September 14, 2011	DANIEL S. LOEB

/s/ William Song
Name: William Song
Title: Attorney-in-Fact